UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES

EXCHANGE ACT OF 1934

(Amendment No. 1)

Logility, Inc.

(Name of Subject Company (Issuer))

American Software, Inc. (Offeror)

Logility, Inc.

(Name of Filing Persons)

Common Stock, No Par Value

(Title of Class of Securities)

54140Y 10 3

(CUSIP Number of Class of Securities)

Vincent C. Klinges Chief Financial Officer American Software, Inc. 470 East Paces Ferry Road, N.E. Atlanta, Georgia 30305 (404) 264-5477	Vincent C. Klinges Chief Financial Officer Logility, Inc. 470 East Paces Ferry Road, N.E. Atlanta, Georgia 30305 (404) 264-5477

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Sam Chafetz Baker, Donelson, Bearman, Caldwell & Berkowitz, PC 165 Madison Avenue Suite 2000 Memphis, Tennessee 38103 (901) 526-2000	Lizanne Thomas Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309 (404) 581-8411

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$13,945,897	$779

(1)	Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $7.02 (i.e., the tender offer price) and (ii) 1,986,595, the estimated maximum number of shares of common stock, no par value, of Logility, Inc. that may be tendered pursuant to the tender offer. Such number of Shares represents the 12,865,145 Shares outstanding as of May 12, 2009 and 421,450 shares of Logility, Inc. common stock issuable upon the exercise of outstanding options that are vested and exercisable before June 22, 2009 with an exercise price less than $7.02, less the 11,300,000 shares already beneficially owned by American Software, Inc.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$779
Form or Registration No.:	Schedule TO
Filing Party:	American Software, Inc. and Logility, Inc.
Date Filed:	May 22, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☒	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

AMENDMENT NO. 1 TO

TENDER OFFER STATEMENT AND RULE 13E-3 TRANSACTION STATEMENT

FILED UNDER COVER OF SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO on May 22, 2009 (the “Schedule TO”) by American Software, Inc., a Georgia corporation (“American Software”) and Logility, Inc., a Georgia corporation (“Logility”). The Schedule TO relates to the offer by American Software to purchase up to all the outstanding shares of common stock, no par value, of Logility, not currently owned by American Software, at a price of $7.02 per Share net to the seller in cash, without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated May 22, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal dated May 22, 2009.

On June 18, 2009, Logility filed Amendment No. 1 (“Amendment No. 1”) to its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), filed on May 22, 2009. The information contained in the Schedule 14D-9, as amended and supplemented by Amendment No. 1, a copy of which is attached hereto as Exhibit (a)(2)(E), is incorporated herein by reference, and the responses to each item in the Schedule TO are qualified in their entirety by the information contained in the Schedule 14D-9, as amended and supplemented by Amendment No. 1.

American Software takes no responsibility for the accuracy or completeness of any information contained in the Schedule 14D-9 (except to the extent incorporated by reference to the Offer to Purchase), or for any failure by Logility to disclose events or circumstances that may have occurred and may affect the significance, completeness, or accuracy of such information.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

Exhibit No.	Description

(a)(2)(E)	Solicitation/Recommendation Statement (Amendment No. 1) of Logility on Schedule 14D-9 (“Amendment No. 1 to Schedule 14D-9”) (incorporated by reference to the Amendment No. 1 to Schedule 14D-9 filed with the Commission by Logility on June 18, 2009).

Item 13. Information Required by Schedule 13E-3.

Item 16. Exhibits.

Item 16 under Item 13 of the Schedule TO is hereby amended and supplemented to add the following:

Exhibit No.	Description

(c)(3)	Investment Banking Presentation Prepared for the Special Committee of the Logility Board of Directors by VRA Partners, LLC, dated April 16, 2009 (incorporated by reference to Exhibit (a)(4) of Amendment No. 1 to Schedule 14D-9).

(c)(4)	Investment Banking Presentation Prepared for the Special Committee of the Logility Board of Directors by VRA Partners, LLC, dated April 21, 2009 (incorporated by reference to Exhibit (a)(5) of Amendment No. 1 to Schedule 14D-9).

(c)(5)	Discussion Materials Prepared for the Special Committee of the Logility Board of Directors by VRA Partners, LLC, dated May 6, 2009 (incorporated by reference to Exhibit (a)(6) of Amendment No. 1 to Schedule 14D-9).

(c)(6)	Discussion Materials Prepared for the Special Committee of the Logility Board of Directors by VRA Partners, LLC, dated May 12, 2009 (incorporated by reference to Exhibit (a)(7) of Amendment No. 1 to Schedule 14D-9).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN SOFTWARE, INC.

/s/ James R. McGuone
Name:	James R. McGuone
Title:	Vice President, General Counsel and Secretary

Date: June 18, 2009

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOGILITY, INC.

/s/ James R. McGuone
Name:	James R. McGuone
Title:	Vice President, General Counsel and Secretary

Date: June 18, 2009

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